SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

27 August 2004	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

Attached please find a translation of Matav Cable Systems Media Ltd, second quarter 2004 financial report, edited according to the Israeli securities authority regulations. This financial report was attached as part of Dankner Investments Ltd. (holder of 18 % in Matav) second quarter 2004 financial results, released on August 26, 2004.

MATAV – CABLE SYSTEMS MEDIA LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

IN NIS

UNAUDITED

INDEX

Page

Review Report of Interim Consolidated Financial Statements	2
Consolidated Balance Sheets	3 - 4
Consolidated Statements of Operations	5
Statements of Changes in Shareholders' Equity	6 - 7
Consolidated Statements of Cash Flows	8 - 10
Notes to Interim Consolidated Financial Statements	11 - 31

■	Kost Forer Gabbay & Kasierer
	3 Aminadav St.	■	Phone: 972-3-6232525
	Tel-Aviv 67067, Israel		Fax: 972-3-5622555

The Board of Directors
Matav – Cable Systems Media Ltd.

Re:	Review report of unaudited interim consolidated financial statements for the six-month and three-month periods ended June 30, 2004

        At your request, we have reviewed the interim consolidated balance sheet of Matav – Cable Systems Media Ltd. as of June 30, 2004 and the related interim consolidated statements of operations, changes in shareholders’ equity and cash flows for the six-month and three-month periods then ended. Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures included reading the above mentioned interim consolidated financial statements, reading minutes of meetings of the shareholders and of the board of directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

        We have been furnished with reports of other accountants in respect of the review of the interim financial statements of a jointly controlled entity, whose assets constitute approximately 5.6% of total consolidated assets as of June 30, 2004, and whose revenues constitute approximately 1% and approximately 1.2% of total consolidated revenues for the six-month and three-month periods then ended respectively. In addition, we have been furnished with reports of other accountants in respect of the review of an affiliate and a partnership, the investments in which on the equity basis of accounting as of June 30, 2004 totaled approximately NIS 74,758 thousand, and the equity in the earnings for the six-month and three-month periods then ended totaled approximately NIS 9,385 thousand and NIS 4,019 thousand, respectively.

        A review is substantially less in scope than an audit in accordance with generally accepted auditing standards in Israel, and accordingly, we do not express an opinion on the interim consolidated financial statements.

        Based on our review and the reports of other accountants, we are not aware of any material modifications that should be made to the interim consolidated financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and with the Securities Regulations (periodic and Immediate Reports), 1970.

        We draw attention to the matter described in Note 5 of the interim financial statements regarding claims filed against the Company and its subsidiaries and other contingent liabilities.

Tel-Aviv, Israel August 26, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	June 30,		December 31,
	2004	2003	2003
	Unaudited		Audited
	NIS in thousands
	Reported (1)	Adjusted (2)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	29,130	711	37,948
Trade receivables	81,122	69,043	83,151
Other accounts receivable	15,242	14,129	19,765

	125,494	83,883	140,864

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates and in partnership	77,722	33,526	66,807
Investment in other company	-	16,241	16,241
Long-term loans granted to employees	-	40	-
Investment in limited partnerships	1,597	-	2,057
Rights to broadcast movies and programs	36,848	-	34,927
Other accounts receivable	607	-	885

	116,774	49,807	120,917

FIXED ASSETS:
Cost	2,066,478	2,017,673	2,028,447
Less - accumulated depreciation	1,223,984	1,076,096	1,151,622

	842,494	941,577	876,825

OTHER ASSETS AND DEFERRED CHARGES, NET	3,477	5,366	3,946

	1,088,239	1,080,633	1,142,552

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	June 30,		December 31,
	2004	2003	2003
	Unaudited		Audited
	NIS in thousands
	Reported (1)	Adjusted (2)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	422,277	519,197	435,403
Current maturities of debentures	34,107	33,833	33,701
Trade payables	97,617	63,577	94,699
Jointly controlled entity - current accounts	10,993	13,014	17,690
Other accounts payable	170,847	99,116	158,982

	735,841	728,737	740,475

LONG-TERM LIABILITIES:
Long-term loans from banks and others	113,904	118,237	127,403
Debentures	67,170	100,009	66,145
Customer deposits for converters, net of accumulated
amortization	23,529	28,341	25,675
Accrued severance pay, net	2,276	767	2,106

	206,879	247,354	221,329

SHAREHOLDERS' EQUITY:
Share capital:	48,899	48,882	48,882
Additional paid-in capital	375,538	401,329	375,538
Accumulated deficit	(278,918)	(288,020)	(243,672)

	145,519	162,191	180,748
Less - Company shares held by subsidiary	-	57,649	-

	145,519	104,542	180,748

	1,088,239	1,080,633	1,142,552

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the interim consolidated financial statements.

August 26, 2004 —————————————— Date of approval of the financial statements	—————————————— Assaf Bartfeld Chairman of the Board	—————————————— Amit Levin Chief Executive Officer	—————————————— Shalom Bronstein Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2003
	2004	2003	2004	2003
	Unaudited				Audited
	NIS in thousands (except per share amounts)
	Reported (1)	Adjusted (2)	Reported (1)	Adjusted (2)	Adjusted (2)

Revenues	298,528	264,712	150,891	134,374	545,480

Operating expenses:
Depreciation	73,508	81,391	36,440	40,783	160,521
Other	167,396	152,083	84,199	75,099	306,165

	240,904	233,474	120,639	115,882	466,686

Gross profit	57,624	31,238	30,252	18,492	78,794

Selling, marketing, general and
administrative expenses:
Selling and marketing	31,382	19,524	16,496	9,398	43,954
General and administrative	20,530	23,114	10,415	11,343	42,659

	51,912	42,638	26,911	20,741	86,613

Operating (income) loss	5,712	(11,400)	3,341	(2,249)	(7,819)
Financial expenses, net	(28,491)	(45,534)	(16,234)	(30,741)	(83,958)
Other income (expenses), net	(18,726)	(1,339)	(17,968)	2,598	80,996

Loss before taxes on income	(41,505)	(58,273)	(30,861)	(30,392)	(10,781)
Taxes on income	-	-	-	-	35,576

Loss after taxes on income	(41,505)	(58,273)	(30,861)	(30,392)	(46,357)
Equity in earnings of affiliates and
included partnership, net	6,259	11,194	2,620	7,773	40,907

Loss	(35,246)	(47,079)	(28,241)	(22,619)	(5,450)

Loss per NIS 1 par value of Ordinary
share (in NIS)	(1.2)	(1.63)	(0.96)	(0.78)	(0.19)

Weighted average number of Ordinary
shares issued and outstanding (in
thousands)	29,357	28,873	29,361	28,885	29,347

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Six months ended June 30, 2004 (unaudited)
	Share capital	Additional paid-in capital	Accumulated deficit	Total
	Reported NIS in thousands (1)

Balance at the beginning of the period	48,882	375,538	(243,672)	180,748

Exercise of stock options by employees	17	-	-	17
Loss	-	-	(35,246)	(35,246)

Balance at the end of the period	48,899	375,538	(278,918)	145,519

	Six months ended June 30, 2003 (unaudited)
	Share capital	Additional paid-in capital	Accumulated deficit	Less - Company shares held by subsidiary	Total
	Adjusted NIS in thousands (2)

Balance at the beginning of the
period	48,882	401,329	(238,222)	(64,917)	147,072

Sale of Company's shares held by
subsidiary	-	-	(2,719)	7,268	4,549
Loss	-	-	(47,079)	-	(47,079)

Balance at the end of the period	48,882	401,329	(288,020)	(57,649)	104,542

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended June 30, 2004 (unaudited)
	Share capital	Additional paid-in capital	Accumulated deficit	Total
	Reported NIS in thousands (1)

Balance at the beginning of the period	48,893	375,538	(250,677)	173,754

Exercise of stock options by employees	6	-	-	6
Loss	-	-	(28,241)	(28,241)

Balance at the end of the period	48,899	375,538	(278,918)	145,519

	Three months ended June 30, 2003 (unaudited)
	Share capital	Additional paid-in capital	Accumulated deficit	Less - Company shares held by subsidiary	Total
	Adjusted NIS in thousands (2)

Balance at the beginning of the period	48,882	401,329	(262,682)	(64,917)	122,612

Sale of Company's shares held by
subsidiary	-	-	(2,719)	7,268	4,549
Loss	-	-	(22,619)	-	(22,619)

Balance at the end of the period	48,882	401,329	(288,020)	(57,649)	104,542

	Year ended December 31, 2003 (audited)
	Share capital	Additional paid-in capital	Accumulated deficit	Less - Company shares held by subsidiary	Total
	Adjusted NIS in thousands (2)

Balance at the beginning of the year	48,882	401,329	(238,222)	(64,917)	147,072

Sale of Company's shares held by
subsidiary	-	(25,791)	-	64,917	39,126
Net loss	-	-	(5,450)	-	(5,450)

Balance at the end of the year	48,882	375,538	(243,672)	-	180,748

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,			Three months ended June 30,			Year ended December 31, 2003
	2004	2003		2004	2003
	Unaudited						Audited
	NIS in thousands
	Reported (1)	Adjusted (2)		Reported (1)	Adjusted (2)		Adjusted (2)
Cash flows from operating activities:

Loss	(35,246)		(47,079)	(28,241)		(22,619)	(5,450)
Adjustments to reconcile loss to net cash
provided by operating activities (a)	92,320	(*	82,513	57,471	(*	46,196	101,503

Net cash provided by operating activities	57,074		35,434	29,230		23,577	96,053

Cash flows from investing activities:

Investment in limited partnerships	(29)		-	-		-	-
Jointly controlled entity, proportionally
consolidated for the first time (b)	-		-	-		-	1,980
Purchase of fixed assets	(36,815)	(*	(31,915)	(21,823)	(*	(14,254)	(56,642)
Repayment of long-term loans granted to
affiliate	-		135	-		9	292
Proceeds from sale of investments in
affiliate	-		-	-		-	114,440
Proceeds from sale of fixed assets	534		166	274		21	1,700
Long-term loan granted for purchase of fixed
assets	-		-	-		-	(1,394)
Proceeds of long-term loans granted for
purchase of fixed assets	278		-	278		-	-
Investment in included partnership	(1,594)		-	(1,594)		-	-

Net cash provided by (used in) investing
activities	(37,626)		(31,614)	(22,865)		(14,224)	60,376

Cash flows from financing activities:

Issuance of capital	17		-	6		-	-
Sale of Company shares by subsidiary	-		4,549	-		4,549	39,126
Receipt of long-term loans from banks and
others	1,000		-	-		-	31,676
Repayment of long-term loans to banks and
others	(22,444)		(50,904)	(17,441)		(18,358)	(73,522)
Redemption of debentures	-		-	-		-	(33,701)
Short-term bank credit, net	(6,839)		35,642	12,958		3,843	(89,664)

Net cash used in financing activities	(28,266)		(10,713)	(4,477)		(9,966)	(126,085)

Increase (decrease) in cash and cash
equivalents	(8,818)		(6,893)	1,888		(613)	30,344
Cash and cash equivalents at beginning of
period	37,948		7,604	27,242		1,324	7,604

Cash and cash equivalents at end of period	29,130		711	29,130		711	37,948

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.
*)      Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2003
	2004	2003	2004	2003
	Unaudited				Audited
	NIS in thousands
	Reported (1)	Adjusted (2)	Reported (1)	Adjusted (2)	Adjusted (2)
(a) Adjustments to reconcile loss to
net cash provided by operating
activities:

Income and expenses not involving
cash flows:

Write-off investment in another
company	16,241	-	16,241	-	-
Amortization of rights to broadcast
movies and programs	21,552	-	11,889	-	-
Equity in earnings of affiliates
and included partnership, net	(9,320)	(11,194)	(4,027)	(7,773)	(40,907)
Depreciation and amortization	74,104	82,821	36,735	41,428	171,820
Deferred taxes, net	3,061	-	1,407	-	(15,630)
Severance pay, net	170	1,083	(227)	(112)	1,685
Earnings from sale of shares of
affiliates	-	-	-	-	(96,662)
Gain (loss) from sale of fixed
assets	(194)	(37)	(139)	17	1,428
Linkage differences on principal of
debentures	1,431	651	1,542	1,183	355
Linkage differences on principal of
long-term loans from banks and
other, net	1,658	(3,580)	1,234	(2,285)	(3,647)

	108,703	69,744	64,655	32,458	18,442

Changes in operating asset and
liability items:

Purchase of rights to broadcast
movies and programs	(12,531)	-	(5,839)	-	-
Decrease (increase) in trade
receivables	2,029	(345)	1,886	(1,021)	9,718
Decrease (increase) in other
accounts receivable	4,523	4,280	6,119	7,135	(29)
Decrease in trade payables	(10,365)	(* (19,537)	(2,735)	(* (2,880)	(1,832)
Increase (decrease) in jointly
controlled entity - current
account	(6,697)	10,331	(7,381)	113	15,008
Increase in other accounts payable	8,804	14,509	2,211	11,107	59,330
Increase (decrease) in customer
deposits for converters, net	(2,146)	3,531	(1,445)	(716)	866

	(16,383)	12,769	(7,184)	13,738	83,061

	92,320	82,513	57,471	46,196	101,503

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.
*)      Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2003
	2004	2003	2004	2003
	Unaudited				Audited
	NIS in thousands
	Reported (1)	Adjusted (2)	Reported (1)	Adjusted (2)	Adjusted (2)
(b) Jointly controlled entity,
proportionally consolidated for
the first time:

Net working capital (except for
cash and cash equivalents	-	-	-	-	38,745
Fixed assets, net	-	-	-	-	(1,142)
Investment in limited partnerships	-	-	-	-	(2,057)

Rights to broadcast movies and
programs	-	-	-	-	(34,927)
Long-term liabilities	-	-	-	-	737
Investment in affiliate	-	-	-	-	624

	-	-	-	-	1,980

(c) Significant non-cash activities:

Purchase of fixed assets against
loans from suppliers	30,171	(* 45,272	30,171	(* 45,272	35,512

Commitments amounts with suppliers
of rights	11,319	-	11,319	-	-

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.
*)      Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

These financial statements have been prepared in a condensed format as of June 30, 2004, and for the six months and three months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2003 and for the year then ended.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements (“Standard No. 12”). According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard, and accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

1.	Starting point for the preparation of financial statements:

a)	In the past, the Company prepared its financial statements on the basis of the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

c)	In the financial statements “cost” represents cost in the reported amount (see 2 below).

d)	All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial statements in reported amounts:

a)	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date. The amounts deducted after the transition date are in historical nominal values, adjusted amounts as of the transition date or in a combination of historical nominal values and adjusted amounts as of the transition date, according to the relevant situation.

b)	Balance sheet:

1)	Non-monetary items are presented in reported amounts.

2)	Monetary items are presented in nominal values as of the balance sheet date.

3)	The carrying value of investments in investees is determined based on the financial statements of these companies in reported amounts.

c)	Statement of operations:

1)	Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

2)	Other items in the statement of operations are presented in nominal values.

3)	Equity in the results of operations of investees is determined based on the financial statements of these companies in reported amounts.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

As of	Israeli CPI	Exchange rate of one U.S. dollar
	Points *)	NIS

June 30, 2004	107.7	4.497
June 30, 2003	107.7	4.312
December 31, 2003	106.2	4.379

Change during the period	%	%

June 2004 (six months)	1.4	2.7
June 2004 (three months)	1.5	0.7
June 2003 (six months)	(0.5)	(9.0)
June 2003 (three months)	(1.2)	(8.0)
December 2003 (12 months)	(1.9)	(7.6)

*)	The index on an average basis of 2000 = 100.

c.	The financial statements of an investee under joint control, Hot Vision Ltd. (“Hot Vision”), were consolidated by the proportionate consolidation method effective December 31, 2003.

NOTE 3:-	EFFECT OF NEW ACCOUNTING STANDARD BEFORE IMPLEMENTATION

In July 2004, Accounting Standard No. 19 – Taxes on Income (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

The principal changes pursuant to the Standard in relation to the principles presently applied are the recognition of deferred taxes in respect of temporary differences arising when the currency used for financial reporting purposes is different from the currency used for tax purposes, and the recognition of deferred taxes in respect of temporary differences relating to land.

The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

The Company is evaluating the new Standard but is presently unable to estimate the effect of its adoption on the financial statements.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	COOPERATION AMONG THE CABLE COMPANIES AND CONDUCTING NEGOTIATIONS FOR THE ACQUISITION OF THE CABLEOPERATIONS AND ASSETS OF TEVEL ISRAEL INTERNATIONAL COMMUNICATIONS LTD. (“TEVEL”)

Cooperationamong the cable companies:

In 2001, the cable companies filed applications for merger, among them, to various regulators. In March 2002, an approval was received from the Council for Cable and Satellite Broadcasting (hereafter – the Council) for the merger of the cable companies operations and it was amended in February 2003.

In April 2002, the approval for the proposed merger was received from the Controller of Restrictive Business Practices (“the Controller”). On April, June, November and December 2003, the Controller extended the validity of his approval to the merger until the earlier of December 15, 2004 or the consummation of the merger.

The Controller’s conditions to the merger include, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) allowing access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) provisions concerning non prevention of competitive infrastructures development; (6) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information; (7) the commitment to supply fixed telephone services to the public in Israel over the cable infrastructure on time and scope not below that was determined in the approval of the Controller to the merger. (8) the provision of a bank guarantee (by all the Cable companies) in the amount of 15 million dollars in an unqualified wording that will satisfy the Controller as collateral for the fulfillment of the Controller’s conditions.

According to the Controller’s conditions to the merger as extended, (most of which already apply in light of the mutual cooperation between the companies), it was determined, inter alia, that the merged infrastructure company (“infrastructure company”)of the cable companies) has to commercially supply telephony services over cable infrastructure that compete with those of Bezeq to the public in Israel no later than by November 20, 2004.

The investment in telephony will be in an amount not less than NIS 350 million to be completed in stages as follows: until June 30, 2004 – the infrastructure company will invest an amount not less than NIS 105 million; until June 30, 2005 – the infrastructure company will make an additional investment of not less than NIS 140 million; until June 30, 2006 – the infrastructure company will invest an amount not less than NIS 105 million and any other amount as far as it will be required in order to implement the business plan for the provision of telephony services which fully compete with the telephony services of Bezeq. Also, the Controller fixed a minimum quantity for the years 2005 – 2007 relative to the number of telephony subscribers of the infrastructure company.

Hot Telecom Limited Partnership (“the partnership”) was established by the cable companies in Israel in November 2003 in order to establish and to operate internal communication services over the cable infrastructure.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	COOPERATION AMONG THE CABLE COMPANIES AND CONDUCTING NEGOTIATIONS FOR THE ACQUISITION OF THE CABLE OPERATIONS AND ASSETS OF TEVEL ISRAEL INTERNATIONAL COMMUNICATIONS LTD. (“TEVEL”) (Cont.)

On November 25, 2003 the Ministry of Communications granted to the partnership an internal operator license to provide fixed internal Bezeq services including telephony services, access services to Internet suppliers, infrastructure services to distribute cable television services, data communications and digital transmission. The internal operator license granted for a period of 20 years, and the Minister of Communication is entitled to lengthen the license for additional periods of 10 years each.

The partnership will serve as the infrastructure company of the cable companies therefore it is required to comply with conditions that were determined by the Controller as detailed above.

Since from the date of the approval of the Controller to the merger (April 2002) and thereafter, the cable companies cooperate in most of their areas of activity and from 2003 the activity is carried out under the brand name HOT.

On November 19, 2003, the cable companies, including the Company, filed a request to the Controller for an exemption from the requirement to receive an approval of a “Restrictive Arrangement” as such term is defined under Section 14 of the Restriction Business Practice Law, commencing November 16, 2003 and until the earlier of the consumation of merger procedures between the cable companies, or November 15, 2004.

The said request for an exemption was filed in connection with the above on going cooperation among the cable companies, inter alia, in the field of multi-channel cable broadcasting, including in the field of marketing, production and purchase of content and channels, and for the establishment and provision of fixed telecommunication services, including a service of access to high speed internet over cables and fixed telephony services.,

On December 17, 2003, the Controller granted the cable companies, including the Company, an exemption for a period of one year from approving of a “Restrictive Arrangement”in connection with said cooperation. The grant of the exemption is subject to the conditions as detailed in the Controller’s approval to the merger dated April 2002, and subject to other conditions, including inter alia, that the cable companies will not take any irreversible step which shall prevent independent and separate action from any of them if the merger is not consummated and that, until December 15, 2004, the cable companies will not perform any cooperation that is irreversible.

According to the position of the Supervisor of the Banks at the Bank of Israel, the merger of the cable companies and the formation of a merged cable entity constitutes a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives”of the Supervisor of the Banks, regarding inter alia, the restriction on “Group of Borrowers”, as such term is defined in the “Proper Bank Management Directives”. The above position of the Supervisor has an impact as to the issue of giving loans by banking corporations and as to the issue of allocation of the merged company debts, inter alia, to the big shareholder (directly and indirectly) of the Company.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	COOPERATION AMONG THE CABLE COMPANIES AND CONDUCTING NEGOTIATIONS FOR THE ACQUISITION OF THE CABLE OPERATIONS AND ASSETS OF TEVEL ISRAEL INTERNATIONAL COMMUNICATIONS LTD. (“TEVEL”) (Cont.)

Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks and the provisions of “Proper Bank Management Directives” there is no certainty whether the merger will be actually completed and if it will be completed when it will actually occur and what will be its structure. The Company’s management is examining any and all alternatives in order to continue to preserve the existing cooperation between the cable companies, including the exanimation of possible acquisition of Tevel’s subscribers and assets in the multi channel television and access to high speed internet as detailed below.

In order to strengthen the cooperation of the three Israeli cable television operators, The Company, Tevel group and Golden Channels group recently agreed to perform an operational merger. To this effect, a joint management was recently appointed to oversee the operational merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable companies. The Company’s activity in areas of multi channel television services and internal operator services will be subject to decisions taken by the joint management of the merged operations, and accordingly, these decisions will affect the Company’s policy-making in the areas of the joint activities. There can be no assurance that the operational merger will result in a successful integration of the operations of the Company, Tevel and Golden Channels, or whether the operational merger will in fact enhance profits.

Negotiations for the acquisition of the cable operations and assets of Tevel group International Communications Ltd. (Tevel):

Following the aforesaid, the Company announced in February 2004, that it commenced preliminary negotiations with Tevel and its shareholders in order to purchase all Tevel’s cable related assets, including the holdings of Tevel in Golden Channels and in Tevel’s subsidiaries, which own the cable broadcasting and access to high speed internet services licenses (Tevel’s communication assets).

The Company reviews several alternatives for the execution of the transaction, including the possibility to purchase Tevel’s communication assets and cable activities in the exchange of assuming certain of Tevel’s liabilities to banks and simultaneously issuance of shares to Tevel and by that increase the total debt of the Company.

NOTE 5:-	CONTINGENT LIABILITIES

a.	Claims and petitions for approval of class actions:

1.	On April 22, 1999, a lawsuit and motion to approve the claim as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be damaging to the general public, inter alia, by setting and collecting unreasonable and unfair prices for the services it provides.

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million. In addition, the subscriber is also claiming compensation with respect to the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date judgment is rendered. In addition, the petitioner is claiming for a mandatory injunction according to which the Company will be obliged to reduce the service fee, which it charges from its subscribers.

The Company filed an objection to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the petitioner has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the plaintiff between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated.

At the beginning of the hearing on the request, it was stated that the clarification of the request will be joint with similar requests that were filed against the cable companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, see below). After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated as a court decision, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other cable companies).

On August 21, 2003, the Court rendered its decision to reject the arguments of the Company (and of the other cable companies) and determined that the expenses with respect to the proceedings will be taken into account at the end of the proceedings.

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the cable companies and that the decision of the Restrictive Trade Practices Court that was granted in the past does not constitute a binding precedent or Court’s ruling toward the plaintiffs in said procedure. Nevertheless, according to a procedural settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the cable companies in that issue.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

In a pre-trial hearing held on November 26, 2003, it was determined that the hearing of the proceedings against the various cable companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. As agreed upon by the parties and validated in the court ruling, the Company is permitted to present complementary opinion and declarations and that the plaintiff may present counter opinion and declarations. On June 24, 2004, the Company filed complementary opinion and declarations. The plaintiff has to file counter opinion and declarations until September 1, 2004.

The Company’s request to strike off certain parts of the petitioner’s affidavits was dismissed. On July 11, 2004, the petitioner submitted requests to strike off certain parts of the affidavit of the General Manager of the Company and of an opinion paper submitted in respect of the Company. The Company submited a response to these requests on August 15, 2004. Hearing was scheduled to February 7, 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and the Company’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

2.	On August 28, 2002, a motion was filed to approve the filing of a class action against the cable companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the franchises were granted (the”Request to Approve the Claim as a Class Action”). The compensation requested from the Company amounts to about NIS 139 million, upon filling the claim.

In view of a rejection of a law suit identical in substance to this claim, the Company and Golden Channels have presented a request to dismiss the claimwithout prejudice. The petitioners presented a reply to the request to dismiss the claim without prejudice and the Company and Golden Channels presented their reply to the petitioners’ reply. Similarly, the Company and Golden Channels presented a reply to the Request to Approve the Claim as a Class Action. The petitioners request to join the hearing as creditors of Tevel’s creditors composition was dismissed by the court. No date was scheduled for a hearing.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, at present, it is not possible to estimate the chances of the request and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- CONTINGENT LIABILITIES (Cont.)

3.	On December 3, 2002 a claim was filed by seven Israeli residents, who requested recognition of their action as representing 1,050,000 subscribers of the cable companies. According to the claim, the cable companies violated the terms of the approval given to them by the Council for the transmission of the pay sport channel, since they did not maintain certain programs in the original sport channel which is part of the basic package offered to subscribers. The plaintiffs requested the Court to instruct all three cable companies to compensate the subscribers by a total sum of NIS 302 million as of the date of the motion and by an additional sum of NIS 25 million for each month from the date the claim was filled up to the date judgment is rendered by the Court. The Company’s proportionate share based on to the subscribers ratio as of the balance sheet date, is NIS 80 million, in addition to a monthly amount of NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered (the “Original Lawsuit”).

On May 27, 2004, the Court denied the request for approval of class action without an order for expenses.

On July 5, 2004, the petitioners submitted an appeal to the Supreme Court.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, believe that, at present, it is not possible to estimate the chances of the appeal and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements. The amount of the original Lawsuit was calculated by the plaintiff based on the number of subscriber of each of the cable companies at the filing data of the claim.

4.	On June 29, 2003, a request to approve a class action was filed against the Company. The amount of the claim, as estimated by the petitioners, is approximately NIS 100 million, as of the date of the request. The claim consists of two causes of action. The first cause of action is not granting penetration discount as opposed to the directives of the franchise. The petitioners argue that the discount requested is by virtue of the terms of the franchise which determine that it is mandatory to grant a penetration discount at the rate of 10% of the price determined in ICP arrangement whereas, in practice, the Company granted its customers a penetration discount of 10% of the price set in the franchise.

The second cause of action is with respect of a limitation, which the Restrictive Trade Practices Court imposed on the increase of subscriber fees, where it prohibited the cable companies, including the Company, to increase, in real terms, the subscriber fees in excess of 1.9% per year (“the Ruling”).

The petitioners contend that the cable companies increased the subscriber fees a day after the Ruling was rendered and calculated the annual increase rate – 1.9% from a starting price that was higher than the price that was determined as a starting price by the Restrictive Trade Practices Court.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

On February 23, 2004, the Company submitted its response to this petition, whereby with respect to the first allegation of the petitioners, the Company clarified in its response that the clear and defined objective of the increase of the subscriber fees that was determined by the Restrictive Trade Practices Court was not a determination of new subscriber fees, as defined in the franchise.

The Company claimed that the Restrictive Trade Practices Court determined a ceiling for the increase only to prevent the cable companies from rolling over to the public the arrangement fee they were required to pay, by an immediate increase of the subscriber fees up to the ceiling. In addition, whereas the Company already granted a penetration discount of 10% in regions, which are the object of the claim prior to rendering the Ruling, the petitioners allegation implies that it was to grant a double discount than the one intended by the Minister of Communications, and such a conclusion is unreasonable and is not consistent with the provisions of the Ruling.

As to the second allegation of the petitioners, the Company responded that an increase of the subscriber fees a day after the Ruling was rendered, was only a result of linking the subscriber fees to the CPI, pursuant to the provisions of the franchise and the Bezeq Regulations (Franchises) – 1987, and such an increase was permitted in ICP arrangement and pursuant to the Ruling.

Following a Court hearing, the claim was striked off against payment of the plaintiffs’expenses in an immaterial amount.

b.	Other claims:

1.	On December 31, 2003, Eshkolot – the Israeli Artists Society for Performers’ Rights Limited (“Eshkolot”) filed a claim with the Tel Aviv Jaffa Court against the cable companies, including the Company, alleging non-payment of cash seeking a permanent injunction as well as a preliminary injunction and to give instructions to Tevel’s trustee.

Eshkolot argues that since January 1, 2003, the cable companies broadcast programs which use the performers rights of the Israeli artists which are held by Eshkolot without Eshkolot’s permission or consent and without paying any royalties whatsoever for this alleged use.

In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a such use payment of NIS 8,500 thousand as compensation for 2003 royalties (net of payments already transferred to Eshkolot) and that, from now on, in each year the cable companies will have to pay this amount including linkage differences and to update such royalties relative to the number of broadcasting minutes of protected performances increase. Additionally, Eshkolot requested to obligate the cable companies to pay the maximum statutory compensation, as set in the Copy Rights Law, in the total amount of NIS 24,320 thousand. Eshkolot also requested a permanent injunction order against the cable companies that will disallow to broadcast protected performances employing performers rights held by Eshkolot, unless an explicit authorization from Eshkolot was given.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

Further, the Court was requested by Eshkolot to give a preliminary injunction which prohibits the cable companies to broadcast performances, employing performers rights held by Eshkolot, if an advance explicit and written authorization from Eshkolot does not exist, until the hearing and the decision in Eshkolot primary claim for compensation for violating performers rights and in the request of the permanent order against the cable companies.

On or about the filing of the lawsuit, the parties commenced negotiations in order to forward the case to arbitration. An arbitration agreement was entered into on May 2, 2004. Accordingly, On May 11, 2004, Eshkolot, on the consent of the parties, filed a motion to strike the proceedings in court in order to forward them to arbitration. On May 13, 2004, the Court approved the parties’ announcement on a settlement agreement pursuant to which the case shall be forwarded to arbitration proceeding and instructed to strike the lawsuit with no order for expenses. In addition, in context of the arbitration agreement, the parties agreed to strike the appeals that were filed by Eshkolot to the Restrictive Trade Practices Court, as detailed in the annual financial statements as of December 31, 2003, included in Notes 1(4)(b) and 15(b)(2)(d). On May 18, 2004 the Court ordered to strike the appeals with no order for expenses.

On June 2, 2004, a preliminary arbitration meeting was held in the framework of which the dates of submission of the letters of indictment was agreed. Accordingly, the letter of indictment in the arbitration in respect of Eshkolot was submitted as of June 25, 2004. The statement of defense in respect of the cable companies was submitted as of August 4, 2004.

According to the opinion of Company’s management, based on the opinion of its legal counsel in view of the early stages of the proceeding, at this time, the prospects of the arbitration proceedings cannot be estimated.

Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion, reflects adequately the Company’s exposure in respect of this claim.

2.	On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the cable companies, including the Company, by the Association for the International Collective Management of Audiovisual Works AGICOA, an international association of producers of cinema and television works.

The aggregate sum of the claim is not less than approximately $ 170.2 million and for the purpose of court fees was limited to a sum of $ 20 million.

AGICOA is an organization that represents numerous producers in a claim against the cable companies for the alleged breach of copyrights of the represented producers due to the re-transmission of programs by the cable television operators. AGICOA is also claiming unjust enrichment on the part of the cable television operators and that they be ordered to submit their accounts.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

In the opinion of MATAV’s management, as was expressed in the statement of defense filed with the court on July 9, 2000, the claimant has no right to file a claim in Israel, which is in light of the restrictive Business Practices laws in Israel. In addition, the period of time on which the claim relies exceeds, at least partially, what is prescribed by law, due to the fact that the claimant did not properly prove the legitimacy of its rights claimed in the works and that the amount of the claim appears to apparently be groundless and exaggerated.

The dispute was transferred by the Court to mediation in the second quarter of 2001. The mediation was not successful and the matter was returned to the Court.

At a preliminary hearing held on June 18, 2002, the Court ruled to delay its decision in this matter pending resolution of the Israeli Supreme Court in a further hearing in another matter, the Tele Event case, which the Court believes will have material implication on all or part of this dispute.

On November 26, 2003, another preliminary hearing was held in which it was agreed t hat the date for completion of preliminary proceedings would be postponed until after the delivery of the judgment of the Supreme Court in the Tele Event case mentioned above. Since on June 16, 2004 the Supreme Court rendered the ruling of the Tele-Event, the parties now need to act to finalize the preliminary proceedings.

The further hearing referred to by the Court was filed with respect to the ruling of the Supreme Court (presiding as an appellate court), which determined that the re-transmission of broadcasts as secondary broadcasts may also constitute an infringement of copyrights, if such broadcasts include copyrights owned by third parties who have not consented to their broadcast in Israel.

In the opinion of the Company’s management, based on the opinion of its attorneys, since the judicial proceedings are in initial stages, it is difficult to estimate at this stage the chances for the claim and, therefore, a provision was not recorded in respect to the aforesaid claim in the Company’s financial statements.

3.	In July – September 1999, Tevel and Golden Channels and Co. (“Golden Channels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. Television Distribution (Warner) to purchase contents (The agreements). The contents were placed, among others, in channels 3 and 4 and are produced by Hot Vision for all cable companies, and for channels for pay – Cinema 1, 2, 3 and cinema prime, that are produced by Avdar Silver Industries Ltd. (“Avdar”) for all of the cable companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered into by Avdar and all of the cable companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

a)	On November 27, 2002, Warner Bros. International Television Distribution (“Warner”) filed a lawsuit against Tevel in a court in California seeking, inter alia, a monetary compensation of $ 17 million (“Warner lawsuit in California”), on the grounds that the agreement from July 13, 1999, pursuant to which, Tevel (through which all the cable companies) acquired from Warner the rights to broadcast films, was breached and consequently was rescinded by Warner.

Following Warner lawsuit in California and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv a motion to instruct, among others, that Warner should take any measure necessary to discontinue the lawsuit in California and this in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the District Court in Tel Aviv) and based on the proof of debt submitted by Warner to the trustee under the same cause of action.

On February 10, 2003, the court rendered its ruling on the trustee’s motion. Pursuant to the ruling, the court dismissed Warner’s position and accepted the motion. The court, inter alia, ruled that Warner instituted unlawful proceeding in the United States and under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered it decision of Warner’s proof of debt, in which the majority of the proof was rejected. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision in the matter of the proof of debt.

On October 21, 2003, the Supreme Court rejected Warner’s appeal on the court’s ruling of February 10, 2003, subject to the rights of Warner and the trustee to argue on the issue of the applicable law on the proof of debt and this is in the context of Warner’s appeal on the trustee’s decision on the proof of debt and instructed Warner to file an amended appeal in order to include the argument that Warner’s lawsuit should be litigated under California law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which approved the debt for Warner in the amount of $ 182 thousand only) and approve Warner a debt in the aggregate of $ 17 million and alternatively $ 12 million. The trustee and the Official Receiver filed its response to the appeal. Warner filed its response to the trustees’ response and the Official Receiver. The company estimates, based on the opinion of Tevel’s legal counsel that the chances of the appeal to prevail, are remote, and therefore, no provision has been included in the Company’s financial statements in respect thereof.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

b)	On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $ 25 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held in March 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and in February 2004 the parties filed their summaries. In Warner’s post trial brief it requested compensation in the amount of approximately $ 25 million. Golden channels requested compensation in the amount of approximately $ 3.8 million. At this time, the Company’s management and Golden Channel’s U.S. legal counsel can not assess the chances of the claim, its monetary implications and the financial risks caused therefrom and, accordingly, no provision (except of a provision for estimated cost of the legal fees handling (see also below)) has been made in the financial statements in respect thereof.

c)	On or about the filing date of the above lawsuits, Warner drew-down letters of credit it was granted by Golden Channels and Tevel in the amount of $ 5 million each.

Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken as above, subject to indemnification by its shareholders to cover these amounts.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

On June 30, 2003, Hot Vision and the cable companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to major studios and expenses associated with the management of the above legal procedures (“the Indemnification Agreement”). According to the indemnification agreement, the cable companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the cable companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios – regarding content which was provided to channels 3 and 4. As for the pay channels (Cinema 1, 2, 3 and cinema prime), it was agreed that the amounts will be paid directly to Tevel. According to the Indemnification Agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the proceedings. The indemnification does not include amounts that are payable by the cable companies to Tevel and/or Golden Channels through Hot Vision and Avdar for purchase of content to channels 3 and 4 and to the pay channels (Cinema channel 1, 2, 3 and Cinema Prime).

The indemnification Agreement further stipulates that the commitments of the cable companies shall be revoked in the following cases: (1) if the cable companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (“the merged company”) and the merged company assumes, in writing and without any condition, the commitments of all of the cable companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the merged cable company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision obligations under the Indemnification Agreement.

In light of the abovementioned, Hot Vision recorded in its financial statements a provision of approximately NIS 8.7 million in connection with the legal fees of the case of Warner against Golden Channels, as mentioned in section (b)(2) above. The Company’s portion is approximately NIS 2.3 million.

4.	The annual financial statements as of December 31, 2003, which were approved and signed on March 31, 2004, include in Note 15 information regarding additional contingent claims against the Company and its subsidiaries. As of the date of approval of the financial statements no material changes occurred with respect to these other contingent claims.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONTINGENT LIABILITIES (Cont.)

c.	The internal operator license granted to Hot Telecom partnership includes, inter alia, license to provide access services to Internet suppliers, data communications and digital transmission, effective 2004.

As of the balance sheet date, the Internet activity has not yet been transferred to Hot Telecom partnership and is carried out by the cable companies, among which is the Company, by the consolidated partnership, MATAV Infrastructures, which were engaged in providing this service prior to the grant of the internal operator license.

In addition, the cable companies, including the Company, continue to provide data communications services and digital transmission directly to certain customers.

In view of the above, the consolidated financial statements of the Company as of June 30, 2004, include the Internet, transmission and data activities that were provided by the Company and which have not yet been transferred to Hot Telecom partnership, as hereinabove. The Company’s management and the management of Hot Telecom partnership cannot estimate at this stage, the time at which, such activities are to be transferred to the partnership and whether a retroactive transfer will be carried out and the estimated financial implications on the Company in respect of the transfer of these activities.

In addition, The Company’s management and the management of Hot Telecom partnership cannot estimate at this stage the possible effect of the non-transfer of such activities on the validity of the internal operator license. The partnership has notified the ministry of communications on the delay in the transfer of these activities

NOTE 6:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD AND SUBSEQUENT EVENTS

a.	On January 24, 2004, Delek Investments Properties Ltd. (“Delek”) purchased from Dankner Investments Ltd. (“Dankner”) 17.98% of the Company’s outstanding Ordinary shares. In addition, Dankner granted Delek an option for two years to purchase additional shares of the Company constituting as of the date of the agreement 2% of the issued and outstanding share capital of the Company and the voting rights.

On March 14, 2004 the Company and its shareholders, Dankner and Delek entered into a memorandum of agreement with a leading Israeli mobile communications operator, Partner pursuant to which Partner shall invest up to $ 137 million in the Company for up to 40% share of the Company’s equity, and acquire control of the Company. The memorandum, which its terms are contained in the press release issued by the Company, in March 2004, and its financial statements as of December 31, 2003, will become binding only upon approval of the board of directors of each company and subject to significant conditions precedent.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD AND SUBSEQUENT EVENTS (Cont.)

On May 14, 2004, the time framework set for the execution of a definitive agreement to acquire holdings of the Company by Partner Communications Company Ltd., has expired and the memorandum of agreement detailed above has no legal effect. However, the parties intend to continue discussions in an effort to reach an agreement. At this point there is no assurance that such an agreement shall be concluded. Simultaneously, the Company conducts negotiations concerning the possibility of acquiring the cable operations and assets of Tevel, as stated in Note 4.

On May 31, 2004, the members of the Dankner and Gineo families the controlling shareholders of Dankner, the Company’s major shareholder, signed an agreement with Delek Real Estate Ltd. (a subsidiary of Delek) for the purchase of such shares, constituting 87.5% of the outstanding Ordinary shares of Dankner. On June 15, 2004, Delek Real Estate Ltd. purchased 25% of the issued share capital of Dankner.

On August 12, 2004, the Dankner and the Gineo families completed the transaction with Delek Real Estate Ltd., according to which Delek Real Estate Ltd. acquired approximately 87.5% of Dankner’s outstanding Ordinary shares.

Following the transaction, the Delek Group has become Matav’s major shareholder. The Delek group holds directly and indirectly approximately 40 percent of Matav’s outstanding shares, 17.98% of the shares through Delek and 22.02% through Dankner.

Following the transaction, eight board members resigned (six of them are members of the Dankner and the Gineo families). On August 15, 2004 three additional board members were appointed.

b.	On June 9, 2004, the court rejected the appeal filed by Yes against the decision by the Controller in regard to the approval of the merger of the cable companies without an order for expenses (see in addition, Note 1(4)(a) in the financial statements as of December 31, 2003).

c.	In February 2004, a subsidiary of the Company received tax assessments for the years 1999 – 2001 (see Note 15(2)f). In addition, continuance to the dispute with the tax authorities as described in Notes 11b(1) and 15g, a subsidiary of the Company received in May 2004 assessments for tax years 1998-2002.

The tax assessment for 2002 included a requirement to pay a tax amount of NIS 114 million (due to a dispute with the tax authorities – see also Note 11b(1)) which was fully provided in the financial statement as of December 31, 2003 and 2002.

With respect of the assessments for tax years 1998-2002 the subsidiary is required to pay additional amount of NIS 6.6 million (not including interest and CPI linkage) Inaddition, with respect to 2002 tax assessment a deficiency penalty was imposed on the Company in the amount of NIS 18 million (including interest and CPI linkage ), which was delayed until the date of approval of the financial statements.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD AND SUBSEQUENT EVENTS (Cont.)

Management’s opinion, based on the evaluation of its external advisers, has well founded arguments against the assessment and the mentioned penalty and therefore no provision has been made in the Company’s accounts for the above-mentioned deficit penalty claim and the assessments for tax years 1998-2002.

d.	In the reported period, 36,483 options of the 2003 plan were exercised to 13,750 shares of NIS 1 par value each and 37,235 options of the 2001 plan were exercised to 2,809 shares of NIS 1 par value each.

e.	On June 29, 2004, the Knesset passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 30% in 2007. The effect of the Amendment on the Company’s taxes on income is not material.

f.	On July 29, 2004, Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”) submitted a petition for the granting of orders nisi and for the granting of an interim order, against the Government of Israel, the Minister of Communications and the Minister of Finance (“the respondents”) and against Hot Telecom Limited Partnership (owned by the Company and the other cable companies) (“Hot Telecom”), as a formal respondent.

The petition was based on an amendment to the Communications Regulations (Bezeq and Broadcasting) (Payments for Interconnection), 2000 (“the Interconnection Regulations”), specifically on interim Regulation No. 10. This regulation sets a “Bill and Keep” arrangement which applies between Bezeq and Hot Telecom as follows: in spite of what is stated in regulation 2(c) to the interconnection regulations as phrased in regulation 4(4) to the interconnection regulations, Bezeq and the internal operator (except for a unique internal operator and Bezeq) will not make payments to each other for reciprocal communication links as stated in the aforesaid regulation, and each of them will bear their costs in this respect, all of which is if the following cumulative conditions are met:

1.	Two years have not yet elapsed from the date of record (the date on which the internal operator commenced providing telephony services on a commercial basis, as the Minister of Communications informed the concerned license holders).

2.	The difference between the total minutes of traffic originating in the internal operator’s aforesaid network and their destination being the internal operator network of Bezeq and the total minutes of traffic originating in the internal operator’s network of Bezeq and their destination being internal operator’s aforesaid network does not exceed 1,050,000,000 minutes of traffic.

The petitions requested interim orders to delay the effective date of the arrangement until compensation to the petitioner is ensured in respect of loss of income, through amendment of the Bezeq (Royalties) Regulations, 2001, to enable the petitioner to set off the loss of income incurred and to cancel Regulation 10 that was enacted without authority and with discrimination against the petitioner.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD AND SUBSEQUENT EVENTS (Cont.)

In addition, an interim order was requested to maintain the current status until a decision is rendered with respect to the petition or until the petitioner’s right to receive compensation for loss of income is determined fully and completely.

On August 11, 2004, the request for an interim order was rejected and the parties must now file their responses to the main petition. The Company must respond to the request for the main petition by September 21, 2004.

g.	In the reported period, the Company recorded under “Other expenses” in its financial statements, a loss from the impairment of its investment in another company, Barak A.T.C. (1995) – International Communication Services Ltd. (“Barak”), in the amount of NIS 16,241 thousand. As of June 30, 2004, the Company holds 10% of the shares of Barak.

As of June 30, 2004, Barak recorded shareholders’ deficiency of NIS 553 million and a working capital deficit of NIS 153 million, derived mainly from classification of long-term bank liabilities as current liabilities as a result of Barak’s noncompliance with part of the financial requirements.

In the opinion of Barak’s management, in light of its positive cash flows from operating activities and the advanced negotiations with banks in connection with refinancing of Barak’s debt, Barak will continue to operate as a going concern in the foreseeable future. Nonetheless, management of Barak points out that without arranging bank financing, as stated above, Barak will have difficulty to repay its liabilities in respect to the payment of the interest to holders of debentures that the company issued and the principal of the loan to banks that are repayable in November and December 2005.

In light of the deterioration in Barak’s financial position, as stated above, and in light of the opening of the international communications segment to new competitors, and the granting of licenses to three additional operators, the Company’s management decided to reexamine the value of its investment in shares of Barak.

The value of the investment in Barak, which was examined by an independent outside appraiser, was fixed in accordance with Accounting Standard No. 15, based on the capitalized cash flows of Barak at a capitalization rate of 12.5% per annum. The valuation was implemented under the assumption that Barak will arrange the abovementioned refinancing for purposes of repayment of the debentures issued and, accordingly, will continue to operate as a going concern. According to the valuation implemented by the appraiser, the estimated fair value of the interest in Barak is between zero and $ 1 million only. For conservatism sake, management of the Company chose to present the investment according to the bottom range of the valuation and, therefore wrote down the entire amount of the investment, in the amount of approximately NIS 16 million, in shares of Barak.

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD AND SUBSEQUENT EVENTS (Cont.)

h.	On July 9, 2004, Hot Telecom, the included partnership signed an agreement with an Israeli entity in the global Lucent Int. Group for the establishment of a telephony network based on the cable infrastructure. The agreement is a framework agreement for 100,000 subscribers and, in the first stage, orders will be issued for the establishment of a network for 24,000 telephony subscribers in consideration for an estimated amount of $ 16.5 million. The first stage is supposed to be completed by November 2004. To secure the payments to Lucent, the partnership or its partners will provide letters of credit at a variable rate.

NOTE 7:-	INFORMATION ABOUT BUSINESS SEGMENTS

	Six months ended June 30, 2004 (unaudited)
	Internet	Cable TV	Total consolidated
	Reported NIS in thousands (1)

Segment revenues	32,411	266,117	298,528

Segment results	12,442	(6,730)	5,712

	Six months ended June 30, 2003 (unaudited)
	Internet	Cable TV	Total consolidated
	Adjusted NIS in thousands
Segment revenues	13,973	250,739	264,712

Segment results	3,596	(14,996)	(11,400)

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	INFORMATION ABOUT BUSINESS SEGMENTS (Cont.)

	Three months ended June 30, 2004 (unaudited)
	Internet	Cable TV	Total consolidated
	Reported NIS in thousands (1)

Segment revenues	16,810	134,081	150,891

Segment results	6,758	(3,417)	3,341

	Three months ended June 30, 2003 (unaudited)
	Internet	Cable TV	Total consolidated
	Adjusted NIS in thousands

Segment revenues	7,488	126,886	134,374

Segment results	2,302	(4,551)	(2,249)

(1) See Note 2
	Year ended December 31, 2003 (audited)
	Internet	Cable TV	Total consolidated
	Adjusted NIS in thousands

Segment revenues	34,403	511,077	545,480

Segment results	10,436	(18,255)	(7,819)